UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report

(Date of earliest event reported)

December 20, 2010

C&D Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-9389	13-3314599
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1400 Union Meeting Road, Blue Bell, Pennsylvania	19422
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 619-2700

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

C&D Technologies, Inc. (the “Company”) held its special meeting of stockholders (the “Special Meeting”) on December 20, 2010 to consider and vote on the matters listed below. The proposals are described in detail in the Company’s Definitive Proxy Statement, as amended (File No. 001-09389), filed with the Securities and Exchange Commission on November 30, 2010. The final voting results from the meeting are set forth below.

Proposal 1: Amendment to Certificate of Incorporation

Having received a majority of the votes cast as set forth below, an amendment to the Company’s certificate of incorporation (the “Certificate of Incorporation”) to increase the number of authorized shares of the Company’s common stock, par value $.01 per share (“Common Stock”), from 75,000,000 to 600,000,000 was duly approved by our stockholders:

Votes For	Votes Against	Abstentions

14,717,825	363,030	126,662

Proposal 2: Exchange Offer

Having received a majority of the votes cast as set forth below, the terms of the consensual exchange of the outstanding convertible senior notes (including accrued and unpaid interest thereon to the exchange date) for Common Stock, including the issuance of Common Stock to consummate such exchange, were duly approved by our stockholders:

Votes For	Votes Against	Abstentions

14,471,944	329,489	406,084

Proposal 3: Forward Stock Split

Having received a majority of the votes cast as set forth below, an amendment to the Certificate of Incorporation to effect a forward stock split of the issued and outstanding shares of Common Stock, pursuant to which any outstanding share of Common Stock will be combined and reclassified into between and including 1 and 1.95 shares of its Common Stock (such exact amount to be determined by the board of directors of the Company) was duly approved by our stockholders:

Votes For	Votes Against	Abstentions

14,656,457	325,439	229,721

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ITEM 8.01	Other Events.

On December 20, 2010, the Company issued a press release announcing the final voting results of the Special Meeting. The foregoing description of the press release is qualified in its entirety by reference to the full press release, a copy of which is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by reference. The press release is also being filed herewith in accordance with Rule 425 under the Securities Act of 1933, as amended.

Item 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.
99.1	Press Release dated December 20, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C&D TECHNOLOGIES, INC.

By:	/s/ Ian J. Harvie
Ian J. Harvie, Vice President and Chief Financial Officer

Date: December 20, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1	Press release dated December 20, 2010.

5

Exhibit 99.1

Contact:	Ian Harvie
Chief Financial Officer
C&D Technologies
(215) 619-7835
or
Andrea Calise
Kekst and Company
(212) 521-4845

Press Release

C&D TECHNOLOGIES STOCKHOLDERS APPROVE DEBT-TO- EQUITY EXCHANGE OFFER

- Offer to Exchange Notes to Expire at 11:59 PM EST tonight December 20, 2010 –

BLUE BELL, Pa., December 20, 2010 - C&D Technologies, Inc. announced today that its stockholders have approved the Company’s offers to exchange its outstanding 5.25% Convertible Senior Notes due 2025 and 5.50% Convertible Senior Notes due 2026 (together the “Notes”) for shares of the Company’s common stock and have approved corresponding amendments to the Company’s certificate of incorporation at a Special Meeting of Stockholders held today at 3:00 PM EST at the Company’s headquarters.

As previously announced, the Company’s exchange offers will expire at 11:59 PM EST on Monday, December 20, 2010. Validly tendered Notes may be validly submitted or withdrawn at any time prior to the expiration time. The consummation of the exchange offers is conditioned upon, among other things, at least 95% of the aggregate principal amount of the Notes being validly tendered and not validly withdrawn. As of 5:00 PM EST on December 20, 2010, approximately 97.99% of the Notes have been validly tendered and not validly withdrawn, in its outstanding exchange offers.

Pursuant to the terms of the exchange offers, if all the conditions of the exchange offers are satisfied, the participating noteholders will receive their pro rata share of 95% of the issued and outstanding common stock of the Company immediately following completion of the exchange offer. Existing holders of common stock will retain between 5% and 9.75% of the issued and outstanding common stock of the Company, in each case subject to dilution due to securities issued under the Company’s management incentive plans.

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If all conditions to consummating the exchange offers have been satisfied, the Company will cease seeking support for its prepackaged plan of reorganization.

The exchange offers are subject to and described more fully in the Company’s effective Registration Statement (file number 333-170056) on Form S-4 filed with the SEC on November 30, 2010.

About C&D Technologies:

C&D Technologies, Inc. provides solutions and services for the switchgear and control (utility), telecommunications, and uninterruptible power supply (UPS), as well as emerging markets such as solar power. C&D Technologies’ engineers, manufactures, sells and services fully integrated reserve power systems for regulating and monitoring power flow and providing backup power in the event of primary power loss until the primary source can be restored. C&D Technologies’ unique ability to offer complete systems, designed and produced to high technical standards, sets it apart from its competition. C&D Technologies is headquartered in Blue Bell, PA. For more information about C&D Technologies, visit http://www.cdtechno.com.

Forward-looking Statements:

This press release contains forward-looking statements, which are based on management’s current expectations and are subject to uncertainties and changes in circumstances. Words and expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2010, updated to reflect certain subsequent events as detailed in the Current Report on Form 8-K, filed on October 20, 2010, which should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2010, including the risk factors contained therein. We caution you not to place undue reliance on these forward-looking statements. Further, factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, the following: the Company’s inability to consummate the exchange offer or voluntary prepackaged plan of reorganization.